Exhibit 1

FOR IMMEDIATE RELEASE	18 October 2012

WPP PLC (“WPP”)

Scrip dividend alternative in respect of the first interim dividend for 2012

Scrip reference share price

WPP plc (the Company) announces that the scrip reference share price for the first interim dividend for the year ended 31 December 2012 is 856.5 pence per share.

The scrip reference share price is equal to the average middle market quotation for a fully paid ordinary share of the Company, as shown in the London Stock Exchange Daily Official List, for the period 11 October to 17 October 2012, being the five dealing days following the day on which the Company’s shares were first quoted “ex” the first interim dividend.

For share owners wishing to elect to join the Company’s Scrip Dividend Scheme in order to be eligible to receive new shares in respect of the first interim dividend, the remaining timetable is as follows:

Last time and date for receipt of Scrip Dividend Mandate Forms/CREST Dividend Election Input Messages	5.00 p.m. on 26 October 2012

Last time and date for receipt of all necessary documentation in order to avoid Irish dividend withholding tax being imposed in respect of the scrip dividend	5.00 p.m. on 26 October 2012

Dividend payment date	12 November 2012

Expected date of admission and first day of dealings in new shares on the London Stock Exchange	12 November 2012

Full details of the Company’s Scrip Dividend Scheme, including certain important information in relation to Irish dividend withholding tax and claiming an exemption therefrom, are contained in the circular dated 19 April 2011. A copy of the circular is also available to view on WPP’s website www.wpp.com.